Filed by Traffix, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and Deemed
Filed pursuant to 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Traffix, Inc.
Commission File No.: 000-27046

Traffix, Incorporated
Moderator: David Burke
October 15, 2007
10:00 a.m. EST

OPERATOR: Good morning. My name is Barbara, and I will be your conference facilitator today. At this time, I would like to welcome everyone to the Traffix Inc. conference call. All lines have been place on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. If you would like to pose a question during this time, please press star then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you.

It’s now my pleasure to turn the floor over to your host, Mr. David Burke. Sir, you may begin your conference.

DAVID BURKE: Thank you Barbara, and thank you everyone for joining us for the Traffix 2007 third quarter earnings conference call. I would like to just provide some cautionary language before I turn the call over to Jeffrey Schwartz.

Before we begin, I would like to mention that this call contains certain forward-looking statements and information relating to Traffix that is based on the beliefs of Traffix’s management as well as the assumptions made by and information currently available to the company. Such statements reflect the current views of the company with respect to future events, including estimates and projections about Traffix’s business based on certain assumptions of Traffix management, including those described on this conference call. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, including changes in demand for the company’s services and products, changes in technology and the regulatory environment affecting the company’s business and difficulties encountering the integration of acquired businesses. Should one or more of these underlying assumptions prove incorrect, actual results may vary materially from those described herein, as anticipated, believed, estimated or expected. The company does not intend to update these forward-looking statements.

With nothing further, I would like to now turn the call over to Mr. Jeffrey Schwartz, Chairman and Chief Executive Officer of Traffix Incorporated. Jeff, the floor is yours.

JEFFREY SCHWARTZ, CHAIRMAN & CEO, TRAFFIX: Thank you David.

Good morning. With me today is Andrew Stollman our President and Dan Harvey our CFO. Dan Harvey, as always, will start the call with a comparable and sequential basis overview of the financial results for our third quarter of fiscal year 2007.

Following the overview, I will then discuss several factors that influenced our third quarter and the prospects for the remainder of the fiscal year.

DAN HARVEY, CHIEF FINANCIAL OFFICER, TRAFFIX: Good morning ladies and gentlemen. Our quarterly financial results were as follows.

Consolidated revenue for the third fiscal quarter, which ended August 31st, 2007, was 25.7 million, an increase of 30 percent from 19.7 million for the third fiscal quarter of 2006.

Gross margin, in terms of absolute dollars generated, decreased by approximately 200,000. The corresponding contribution margin decreased to 26.9 percent from 36.2 percent when comparing the third quarters of fiscal 2007 and 2006. This is the result of shifts within our revenue generating activities where increases in revenue have come from lower margin generating business. This is summarized in greater detail in the MD&A section of our 10-Q that will be filed this afternoon.

Income from operations for the third fiscal quarter was 1.63 million, a decrease of two percent from income from operations of 1.67 million in the third fiscal quarter of 2006. Adjusted EBITDA recognized a similar decrease of approximately three percent, comparing EBITDA of 2.26 million in the third quarter - excuse me - in the third quarter of fiscal 2007 with EBITDA of 2.34 million in the third quarter of fiscal 2006. Both income from operations and EBITDA were negatively impacted in the recent quarter from over $300,000 in professional fees and other related expenses, primarily arising from our proposed merger activity.

Net income for the third quarter was $847,000 and is compared to net income of 842,000 as reported in the third fiscal quarter of 2006. Net income and EPS, as described below, were negatively impacted by a current quarter permanent difference arising out of the tax treatment of expenses directly related to our proposed merger activity. This is a major factor contributing to our 10 percent effective rate increase in the third quarter when comparing an effective tax rate of 56 percent with fiscal 2006’s effective tax rate of 46 percent. Diluted earnings per share were six cents in the third quarters of both fiscal 2007 and 2006.

On a sequential basis, net revenue increased in the third quarter by 5.9 million or 30 percent from 19.8 million in the second fiscal quarter of 2007. Revenue generated from our marketing relationship - excuse me - with New Motion Inc., our proposed merger partner, contributed approximately 5.5 million to third quarter revenue compare to approximately one million in the second quarter. In our first quarter of 2007 and prior, our revenues from New Motion were insignificant.

Sequentially, gross margin, in terms of absolute dollars generated, increased approximately 690,000. The corresponding contribution margin decreased to 26.9 percent from 31.5 percent when comparing the sequential fiscal 2007 periods. The decline, as noted above, was the result of shifts within our revenue generating activities where recent increases in revenue came from lower margin generating activities. This was attributable to both our internal decision to forgo certain levels of margin so that we could increase our volume as well as organic growth of other lower margin revenue mix components.

The company’s income from operations increased sequentially by 48 percent to 1.63 million in the third quarter, from 1.1 million in the second quarter. As mentioned in the comparative period discussion, the third quarter was encumbered by over 300,000 in expenses, with the majority associated with the merger that were not specific to operating efficiencies.

Adjusted EBITDA increased sequentially by 34 percent to 2.3 million in the third quarter from 1.7 million in the second fiscal quarter. The company’s diluted earnings per share were six cents in the third fiscal quarter 2007 and five cents in the second fiscal quarter of 2007.

I now turn the chair back to our CEO Mr. Schwartz.

JEFFREY SCHWARTZ: Thank you Dan. This is a particularly exhilarating call for us, first, we are pleased to announce a very good quarter, building upon what is already a very positive year for Traffix. Second, we recently announced our planned merger with New Motion Inc. I will talk about this later in the call.

Previously, I had reported on our commitment to and enthusiasm for the potential and growth in the mobile entertainment marketing space. I stated then and I believe that Traffix’s unique portfolio of corporate assets placed us squarely at the forefront of this rapidly evolving space.

I believe this quarter’s results demonstrated the accuracy of those predictions. This quarter’s results were greatly impacted by this trend. Revenues from our marketing of mobile entertainment products and services accounted for over 32 percent of our revenue this quarter, compared to 12 percent in the second quarter and 19 percent of revenues in fiscal 2006’s third quarter.

Our client list in the mobile space numbered over 14 during the quarter.

New Motion, our merger partner, made up a significant percentage of there mobile revenues, comprising approximately 65 percent of our mobile business as well as 21 percent of our consolidated revenues.

We are confident that this not only bodes well as a harbinger of our future success but speaks volumes as to the objective appeal of their programs to the Internet community.

Last quarter, we reported on the launch of GatorArcade. This site and service was built in partnership with New Motion. To date, we have recorded over one million in revenue from Gator and have a current active subscriber base in excess of 90,000, which we expect to continue to grow.

All of the Traffix units contributed in a meaningful way to this quarter’s growth. Hot Rocket, our affiliate marketing company, delivered approximately 11.7 million in revenue for the quarter prior to inter-company eliminations, compared to six million in fiscal 2006’s third quarter. On a comparable basis, this represented a 95 percent increase.

Hot Rocket’s role in the proposed new merger entity looks to be even more pronounced. Having exclusive access to the mobile programs that are developed in the future, we believe, will help us to continue to attract more publishers and advertisers. We are confident that this area of our business will be ripe for expansion both organically and through acquisition.

Unfortunately, along with their increased contribution to revenue growth and total reported revenues comes the corresponding compression of margins at the consolidated level. Hot Rocket has historically recognized gross margins in the 20 percent range.

In June 2004, we acquired a small search engine marketing company named Sendtraffic. At the time we acquired the company, their revenues were less than four and a half million annually. This quarter, their revenues were over eight and a half million, 108 percent increase over the comparable period in 2006. The team has done a superb job in growing the business and servicing their clients. We see no reason why they should not be able to continue to grow. Search engine marketing and search engine optimization are core competencies for any company that hopes to succeed on the Internet today.

We plan on making Sendtraffic a key player in the proposed new merged entity. We believe, using our proprietary technology, experience and skill, will enable us to grow our future mobile subscription base efficiently and with a focused minute-to-minute eye on the P&L.

Our core proprietary Web content business continues to enjoy steady growth as well. This does not come without its day-to-day challenges. The value of the content we own or have licensed, such as our music library, continues to grow in value. I can’t imagine a higher barrier to entry than owning content. Moreover, there are few companies on the Web that can offer as large a quantity of free music and games to the online audience as Traffix.

During prior calls, I referred to the success we have had with our organic search initiatives. Quarter-over-quarter, we have seen sustained growth. Mastery of organic search is difficult at best, yet we believe that having good content makes it sustainable and an area that we can grow for many years to come.

Assuming the consummation of our proposed merger, we plan on building more lifestyle targeted content sites that can be attractive as acquisition engines for acquiring new subscribers to our mobile entertainment network. The areas we pursue can be as niche as new mothers or as broad as music downloads. Cost of the existing scale we have in the current New Motion subscriber base, we believe we have the latitude to build smaller, more loyal, premium build, mobile communities.

We at Traffix are thrilled and excited by our proposed merger with New Motion. We have worked for them for nearly a year now, and the chemistry between the groups has been excellent. We all share the same drive and vision to become the leader in mobile entertainment. Our products are unique and exciting, and we plan on introducing more of them in the future.

As a consequence of the proposed merger, I would be stepping down as CEO. The plan calls for me to stay on for the next two years as a consultant to the company and to the new CEO, Burton Katz. I am passing the baton to one of the most energetic, hardworking people I have ever had the pleasure of working with.

Burton Katz has the commitment and drive that only an up and coming 35-year-old executive can have. He has already earned the respect and admiration of my team. I am sure he will earn the respect and favor of the investing public, particularly our shareholders.

In our earnings release, we announced the issuance of a quarterly dividend of eight cents per share, payable November 10th, 2007, for holders of record as of November 1st, 2007. Subsequent to the above referenced dividend, the company’s board has agreed not to consider the grant of any dividends between now and the potential date of the closing of the merger transaction upon the receipt of shareholder approval.

In all probability, this will be the last time I deliver a report on the results of Traffix. It has been a lot of hard work, which I embraced with 100 percent commitment and focus. There have been many people at Traffix who have contributed to our success. They have been my coworkers and friends and have supported all of our efforts. I want to thank you all for getting us to this point and helping me to achieve many of my personal career goals. I hope I have helped you to achieve yours.

Traffix has never been better positioned to become an industry leader. Hopefully the success we have had this quarter and throughout the year validates that for you. It is my personal belief and hope that our new entity will greatly increase shareholder value and confirm for you that this is just one of those rare opportunities that you have to be part of.

Thank you. We’ll now open up the call for questions.

OPERATOR: Thank you. At this time, I would like to remind everyone, if you would like to pose a question, press star then the number one on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster. And our first question comes from Ali Mogharabi from B. Riley and Company.

ALI MOGHARABI, B. RILEY AND COMPANY: Hey Jeff …

JEFFREY SCHWARTZ: Hi Ali…

OPERATOR: OK, our first question …

ALI MOGHARABI: … looking at the numbers here.

OPERATOR: Our first question is coming from …

ALI MOGHARABI: Yes, can you hear me?

OPERATOR: … is coming from Ali Mogharabi from B. Riley and Company.

ALI MOGHARABI: Yes, can you guys hear me?

JEFFREY SCHWARTZ: Yes, we can hear you.

ALI MOGHARABI: All right. Yes, I was actually looking at the numbers, you know, look at the balance sheet. You’ve got, what, 30 million in cash. I looked at the guidance that you guys gave last, I think it was basically on the New Motion call saying you guys can generate, what, around 145, 160 million in revenues, so, you know, let’s say 80, 85 million of that is coming from you guys, I guess what I’m trying to get at is at 6.30 a share, and I think that’s where it’s trading at right now, it’s basically trading about half of sales. So, I mean correct me if I’m wrong Jeff, but it’s pretty cheap here.

JEFFREY SCHWARTZ: Well Ali, you’re certainly preaching to the converted. We think it’s very cheap here, and we’re optimistic that the value is going to start to be realized and recognized and we plan on visiting with lots of the appropriate people in the near future to get the story out, but I’m very excited because, you know, I think now with this quarter and when New Motion reports, I think the street will really see the value and the potential in this story.

ALI MOGHARABI: Yes, and I guess, I agree with you Jeff. I guess my question also would be, you know, do you, I’m expecting that you guys do exceed comparable top line growth going forward, especially combining with New Motion. Am I, am I thinking the right way I guess.

JEFFREY SCHWARTZ: I’m not sure I understand the question Ali.

ALI MOGHARABI: Well I mean I’m looking at basically revenue growth this quarter. It was, what, over 30 percent? You know, this can’t go on forever, but I’m assuming that you guys do expect pretty strong double digit top line growth going forward.

JEFFREY SCHWARTZ: Well look Ali, without getting too granular, obviously we expect growth going forward. We expect the synergies to add quite a bit of value and to increase our ability to grow, and that was part of the excitement for us in contemplating this merger. As this space continues to evolve, the mobile space, the opportunities are just getting bigger and bigger and bigger. And we have lots of plans, obviously, post merger, to grow both businesses.

ALI MOGHARABI: Yes, I mean with all of that said, I mean that’s certainly another reason why it looks so cheap here.

One last question Jeff, you know, we do know that you have the option to sell I think it was over a million shares. I mean, you know, I wouldn’t sell it at this level, just telling you. I mean with so much upside, so hoping you’re assuming the same thing.

JEFFREY SCHWARTZ: Ali, I can’t comment, but I can read the tea leaves.

OPERATOR: Once again, that is star one to pose a question. Thank you. Our next question is coming from Phil Higgins, private investor.

PHIL HIGGINS, PRIVATE INVESTOR: Jeff, how are you today?

JEFFREY SCHWARTZ: Good morning Phil.

PHIL HIGGINS: Nice quarter, especially on the revenue side, and as the previous quarter, caller stated, you guys obviously had nice sequential EBITDA growth. And I wanted to ask a similar question, obviously you’re not comfortable talking about your personal sales, where and what levels you’ll be selling them.

My question to you, more importantly, is what was your thinking behind - if, it seems to me you clearly personally were looking for a liquidity event, and if that’s the case, if I were looking for a liquidity event, I would be merging, selling, et cetera to a company that was liquid. Clearly New Motion is illiquid and, you know, yes we can just, we can all smile and say, hey what a great company we’ve got and how cheap the company is and the stock is here, but what was your thinking about selling to an illiquid company and how do you plan to actually sell your stock and extract value, and is this going to take a lot longer than you personally had anticipated? And then just as a follow up, were there any other bids that you guys considered, any other companies you considered merging with? Are there any other bids on the table, and would you consider another company at this time? Thank you.

JEFFREY SCHWARTZ: OK. First of all, my personal preferences unfortunately, were not as relevant as one might think. When a company like Traffix entertains a strategic option, the necessity is to immediately form a special committee, which we did. And once that special committee is formed, any decision to take any action rests with the special committee, not the CEO. And we had other opportunities that the special committee evaluated, and after much deliberation, which, much meaning months, of looking at other options, the special committee, in line with management, unanimously agreed that the New Motion opportunity was the best opportunity for the shareholders.

What was best for Jeff Schwartz was not in the, in the cards, and that was not one of the considerations. How and when I come to a liquidity event, we’ll see what goes on in the future, but like the rest of the shareholders, I’m sitting here hoping and expecting the stock to appreciate dramatically with this combination.

PHIL HIGGINS: And is there any sort of public filing you can make or statement - maybe not at this time - that a certain level that you won’t be selling the stock at?

JEFFREY SCHWARTZ: No, I don’t think that’s a, you know, I don’t think that’s appropriate or legal. But it’s obvious I haven’t sold any.

OPERATOR: Thank you. Our next question is coming from Andy Horovitz from Old School Partners.

AVA HOROVITZ, OLD SCHOOL PARTNERS: Hi Jeff, this is Ava Horovitz …

JEFFREY SCHWARTZ: Hey Ava, how are you?

AVA HOROVITZ: Good, good. Congratulations on the deal.

JEFFREY SCHWARTZ: Thank you.

ANDY HOROVITZ: As someone who knows Burt, I understand why you did the deal. I guess my only question I’m hoping you gave me an answer to is, when do you think the earliest this deal could actually close if you’re, if at this point you guys are comfortable giving out that info?

JEFFREY SCHWARTZ: Yes, I mean I’m comfortable telling you what I know. I can’t tell you what I don’t know, but I think if everything went well with the SEC, I guess it could close in mid-December. Realistically, I think it’s going to be somewhere between December 15th and January 14th.

AVA HOROVITZ: OK. Well what do you need to do right now? What are the roadblocks to get it closed?

JEFFREY SCHWARTZ: No roadblocks, procedure. I mean I guess I could let Dan amplify on the answer, but the attorneys are feverishly preparing the S4 which has to get filed with the SEC. The SEC reviews the S4. Once you’re done with that process, which could take more than one submit, I think we file the proxy for shareholder vote.

AVA HOROVITZ: OK, and I guess on the S4 we’ll get a better sense of the combination of the two companies, what your expectations are?

JEFFREY SCHWARTZ: I think so. I mean this, the S4 makes a prospectus look like child’s play. I mean there’s just so much information in it.

AVA HOROVITZ: OK. Can we assume streamlining, cost-cutting in Traffix over the next couple of months?

JEFFREY SCHWARTZ: I think there’s going to be some economies that are realized between the combination, you know, some of them are very obvious, others are not so obvious, but we’re looking at this more to leverage the human talent and resources that the two entities have than eliminating because we’re looking at growing a business, you know, not - we’re not looking as our first objective to improve margin, not that that’s not on the agenda, but the real objective is to grow the top line and grow absolute margin.

AVA HOROVITZ: OK. Congratulations and …

JEFFREY SCHWARTZ: Thank you Ava.

ANDY HOROVITZ: … take care, bye.

JEFFREY SCHWARTZ: Bye.

OPERATOR: Thank you. We do have a follow up question from Phil Higgins.

PHIL HIGGINS: Jeff, one last question. Did you consider, did you consider or receive any cash offers from any public or private companies?

JEFFREY SCHWARTZ: Dan, how do we …

DAN HARVEY, CHIEF FINANCIAL OFFICER, TRAFFIX: This will be taken up in detail in the background of the merger that will be a product of the S4. I think we, I think we’ll leave it at that for the time being.

PHIL HIGGINS: And how quickly can we expect for that to be made public and for us to be able to read that?

DAN HARVEY: You know, depending on the progress of the document through the SEC review, it would have to be available at least 20 days before any proposed meeting. So if, just to stick to Jeff’s timeframe of a January 14th date, that should be available for public review sometime in mid-December.

PHIL HIGGINS: OK, but considering where the original offer price was, or theoretical offer price of, you know, 10.59 and considering where the stock is now, don’t you think it would be more than appropriate for you to get that out far sooner than 20 days previous to a meeting? I think the shareholders are entitled to know what you considered, what you received and what you possibly turned down prior to 20 days prior to a meeting.

DAN HARVEY: I’ll take that, I’ll take that under recommendation and take it up with council.

PHIL HIGGINS: I appreciate that. Thank you.

JEFFREY SCHWARTZ: Great, very good.

OPERATOR: Thank you. At this time, I would like to turn the floor back over to Jeff Schwartz.

JEFFREY SCHWARTZ: OK, thank you. If there are no further questions, I think we’ll wrap this call up. And if there are any specific questions going forward, Dan and I will make ourselves available. Thank you.

OPERATOR: Thank you. This concludes today’s conference call. You may now disconnect.

END